US Tiger Securities, Inc.

437 Madison Avenue, 27th Floor

New York, NY 10022

June 6, 2025

Via EDGAR

Division of Corporate Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Scott Stringer
Mr. Doug Jones
Ms. Rucha Pandit
Ms. Lilyanna Peyser

Re:	Julong Holding Limited
Registration Statement on Form F-1, as amended
Initially Filed on March 28, 2025
File No. 333-286214

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: Monday, June 9, 2025

Requested Time: 4:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the underwriters of the proposed initial public offering of securities of Julong Holding Limited (the “Company”), hereby join the Company’s request that the effective date of the above-referenced registration statement on Form F-1, as amended, be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on Monday, June 9, 2025, or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

US Tiger Securities, Inc.

By:	/s/ Jack Ye
Name:	Jack Ye
Title:	Managing Director